CORRESP for the Correct SEC letter on November 17, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

November 18, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     Michael Killoy
     David Link
     John Reynolds
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed November 7, 2016
    File No. 333-210916

The follow contents are in response to the Correct SEC letter on November 17, 2016 for the Registration Satement on Form S-1/A:

Independent Accountants' Audit Report

1. Your auditors indicate that their audit was conducted in accordance with accounting standards generally accepted in the United States of America, rather than standards of the Public Company Accounting Oversight Board (United States). In your next amendment, please have your auditor revise their audit report to comply with PCAOB AS 3101: Reports on Audited Financial Statements. Please also revise the report so that it references the period from January 28, 2016 (inception) to March 31, 2016, rather than the year ended March 31, 2016.

Please see the amended contents of Exhibits 7 in Form S-1/A on November 18, 2016.

Please see the amended contents in page 16 of the Financial Statement in Form S-1/A on November 18, 2016.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,

2. You appear to have recently changed auditors. In your next amendment, please provide the disclosures required by Item 304 of Regulation S-K.

Please see the amended contents in page 22 of the Changes in Internal Controls over Financial Reporting and Statement in Form S-1/A on November 18, 2016.

Please see the contents of Exhibits 16 in Form S-1/A on November 18, 2016.

Exhibit 23

3. Please ask your auditors to revise their consent to include the wording that is missing from the second sentence.

Please see the amended contents of Exhibits 23 in Form S-1/A on November 18, 2016.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: November 18, 2016